PE
3-1-02

02020912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECEIVED MAR 11 2002

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

For the Month of March 2002

NORTH PACIFIC GEOPOWER CORP.

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Material Change Report, Form 53-901F dated March 5, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F_____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date March 5, 2002: By Paul Mann
Paul Mann, Chief Financial Officer

FORM 53-901F

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1. REPORTING ISSUER

North Pacific GeoPower Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2. March 5, 2002

ITEM 3. PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on March 5, 2002, through various approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Jan A. Vestrum appointed to the Board of Directors, Jon Steen Petersen resigned from Board of Directors

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

North Pacific GeoPower Corp. (the "Company") announces that Jan A. Vestrum has been appointed a Director of the Company, effective February 28, 2002.

Mr. Vestrum is the Chief Executive Officer of Crew Development Corporation, which owns 87% of the Company. He holds a M.Sc. (1984) in engineering from The Norwegian Institute of Technology, Mining Department, and has extensive experience as a senior executive in the resource and technology industries and corporate finance from companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiania Bank (Nordea Bank from 2001).

Jon Steen Petersen has stepped down as a Director in order to allow Mr. Vestrum to take a seat on the Board.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Contact: Kenneth MacLeod
Telephone: (604) 662-3338.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of March, 2002.

Per: Kenneth MacLeod, President & CEO